Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

March 9, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason Global Asset Management Trust
(File No. 811-22338)
Legg Mason Partners Equity Trust
(File No. 811-06444)
Legg Mason Partners Variable Equity Trust
(File No. 811-21128)

Ladies and Gentlemen:

This letter responds to comments we received from Ms. Allison White of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), regarding the preliminary proxy statement filed by each Registrant on February 23, 2021. Following are the Staff’s comments with respect to the preliminary proxy statement and the Registrants’ responses thereto:

1.	Comment:	The Staff requested that the Registrants confirm supplementally that holding a meeting by means of remote communication is consistent with applicable state law and the Registrants’ governing documents. The Staff requested that the Registrants include specific citations in the response.

	Response:	The Registrants confirm that holding a meeting by means of remote communication is consistent with applicable state law and the Registrants’ governing documents. Each of the Registrants is organized as a Maryland statutory trust. As a general matter, Section 2-503 of the Maryland General Corporation Law provides that, subject to the provisions of a corporation’s charter or by-laws, the board may determine that the meeting not be held at any place, but instead may be held solely by means of remote communication. Section 12-306 of the Maryland General Corporation Law, which addresses Maryland statutory trusts, provides that, except as provided in the governing instrument of a statutory trust, meetings of beneficial owners of a Maryland statutory trust may be held at any place or by conference telephone or in any other manner by which all persons participating in the meeting may hear each other. Section 5.10 of the Bylaws of each Registrant provides that any meeting of shareholders may be held solely by means of remote communication.

2.	Comment:	The Staff requested that the Registrants advise whether any intentional changes to the meeting experience are contemplated when compared to an in-person meeting. For example, will shareholders be able to ask questions and make statements to the same extent as at an in-person meeting.

	Response:	The Registrants confirm that no intentional changes to the meeting experience are contemplated when compared to an in-person meeting, and note that shareholders will be able to submit questions and statements to the meeting.

3.	Comment:	The Staff requested that, with respect to the statement on page 4 that shareholders of each Fund are entitled to one vote for each dollar of net asset value represented by the shareholder’s shares of the Fund(s) on the Record Date, the Registrants also clarify the treatment of fractional shares, consistent with the statement on page 6.

	Response:	The Registrants will revise the statement referenced by the Staff to state that “each share (or fractional share) of each Fund outstanding as of the Record Date is entitled to a number of votes equal to the net asset value of that share (or fractional share) as of the Record Date. This is referred to as “dollar-weighted” voting.”

4.	Comment:	The Staff requested that the Registrants clarify on page 6 that approval of the proposal by shareholders of one Registrant is independent of approval of the proposal by any other Registrant.

	Response:	The Registrants will add a statement that “the election of Trustees by one Trust is not contingent upon approval of the Proposal by another Trust” to address the Staff’s comment.

5.	Comment:	The Staff requested that the Registrants consider stating on page 6 what will happen if the proposal is not approved, consistent with the disclosure on page 23.

	Response:	The Registrants will add a statement, consistent with the disclosure on page 23, that “if the shareholders of a Trust do not ultimately approve Proposal 1, the applicable Existing Board (as defined below) will continue to oversee the affected Trust as they currently do pending any further action by the applicable Existing Board” to address the Staff’s comment.

6.	Comment:	The Staff requested that, in the discussion of abstentions and broker non-votes on page 6, the Registrants also explain how abstentions and broker non-votes will affect the outcome of the vote.

	Response:	The Registrants will add the following disclosure to address the Staff’s comment:

“Abstentions and broker non-votes are not considered ‘votes cast’ and, therefore, do not constitute a vote “FOR” Proposal 1. Abstentions and broker non-votes will have no effect on the results of the voting on Proposal 1.”

7.	Comment:	The Staff requested that, in the discussion of the plurality voting requirement on page 8, the Registrants clearly disclose what a plurality voting requirement means with respect to the proposal, i.e., that since number of Trustees is fixed at the number of Trustees elected at the meeting, if a nominee receives one vote, the nominee will be elected.

	Response:	The Registrants will add the following disclosure to address the Staff’s comment:

“Being elected by a plurality means receiving the greater number of votes cast at a meeting at which a quorum is present. Since the number of nominees equals the number of Trustees to be elected, a nominee receiving any votes will be elected.”

8.	Comment:	The Staff requested that the Registrants disclose whether any candidates who are not currently serving on one of the existing Boards were considered for nomination to the combined Board and explain why or why not.

	Response:	The Registrants will add the following disclosure to address the Staff’s comment:

“The purpose of combining the Existing Boards is to reduce the number of boards overseeing the fund complex. As the anticipated benefits of the Combined Board include efficiency in oversight and operations and potential long-term cost savings, as discussed above, the nominating committees of the Existing Boards did not consider candidates who are not currently serving on an Existing Board for nomination to the combined Board.”

9.	Comment:	The Staff requested that the Registrants disclose whether each Board followed its typical nomination procedures in identifying the nominees and, if not, explain why not.

	Response:	The Registrants will revise the disclosure as follows to address the Staff’s comment:

“In selecting and nominating the Nominees, each Existing Board followed its typical nomination procedures and went through a due diligence process to meet the Trustees on the other board and understand the Funds that will be overseen by the Combined Board.”

10.	Comment:	The Staff requested that the Registrants briefly expand on the factors the Boards considered relevant to their recommendations including, if applicable, diversity-related factors. The Staff referred to the Division of Corporation Finance Compliance and Disclosure Interpretation 116.11.

	Response:	The Registrants will add the following disclosure to address the Staff’s comment:

“The Existing Boards also considered the diversity of experience, skills and background of the individual Nominees in the context of the Combined Board’s overall composition.”

11.	Comment:	The Staff requested that the Registrants confirm that the information required by Item 9(e)(5)(ii) of Schedule 14A is included in the proxy statement.

	Response:	The Registrants note that the disclosure currently states in response to Item 9(e)(5)(ii) of Schedule 14A that “for each Fund’s two most recent fiscal years,

there were no services rendered by PwC to the Funds for which the pre-approval requirement was waived.” The Registrants respectfully submit that no additional disclosure is required.

12.	Comment:	The Staff asked if the Registrants have retirement policies and if any such retirement policies were implicated with respect to the proposal. If so, the Staff requested that the Registrants explain in correspondence with a view to disclosure.

	Response:	The Registrants will add the following disclosure to address the Staff’s comment:

“Each Nominee’s specific experience, qualifications, attributes and/or skills was considered in light of each Existing Board’s retirement policy. Existing Board 1’s retirement policy currently provides that a trustee shall retire at the end of the calendar year in which he or she attains the age of 82. Existing Board 2’s retirement policy currently provides that a trustee shall retire at the end of the calendar year in which he or she attains the age of 79. Each retirement policy is subject to waiver by the Board. It is expected that the retirement policy of Existing Board 1 will apply to the Combined Board. Howard J. Johnson and Jerome H. Miller are currently scheduled to retire at the end of 2021.”

13.	Comment:	The Staff asked the Registrants to explain why placeholders for 10 funds are listed in the form of proxy card when there are 59 funds voting on the proposal. The Staff also found the format of the form of proxy card confusing fund and asked the Registrants to consider reformatting the form of proxy card for clarity.

	Response:	The Registrants note that the references to Funds noted by the Staff in the form of proxy card filed with the preliminary proxy statement are placeholders and that the form of proxy card states that the proxy card each shareholder receives will be tailored to indicate the actual Fund(s) in which that shareholder holds shares. The Registrants respectfully submit that the format of the proxy card is sufficiently clear and consistent with the requirements of Rule 14a-4(b)(2) under the Securities Exchange Act of 1934, as well as proxy cards used in other multi-fund solicitations relating to the election of directors, and that no change to the form of proxy card is required.

Please call the undersigned at (617) 951-8458 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz